UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-41954

BBB Foods Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Presidente Masaryk 8

Polanco V Sección, Miguel Hidalgo

Mexico City, Mexico 11560

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F☐

2Q26

EARNINGS RELEASE

Earnings Release 2Q26

Earnings Release 2Q26

Mexico City, August 12th, 2026 – BBB Foods Inc. (“Tiendas 3B” or the “Company”) (NYSE: TBBB), a leading grocery hard discounter in Mexico, announced today its consolidated results for the second quarter of 2026 (“2Q26”) ended June 30, 2026. The figures presented in this release are expressed in nominal Mexican Pesos (Ps.) and are prepared in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise stated.

highlights

Second qUARTER 2026

•
Opened 155 net new stores during the quarter, reaching 3,624 stores as of June 30, 2026.
•
Opened one distribution center in 2Q26, reaching 21 as of June 30, 2026.
•
Ps. 26,037 million total revenue for 2Q26.
o
38.7% revenue growth compared to 2Q25.
o
Same Store Sales grew 20.0% compared to 2Q25.
•
EBITDA was Ps. 960 million in 2Q26, compared to Ps. 844 million in 2Q25.
o
Excluding non-cash share-based payment expense of Ps. 615 million, EBITDA reached Ps. 1,575 million, an increase of 43.8% compared to 2Q25. 2Q26 EBITDA includes a non-recurring cash expense of Ps. 37 million related to the equity follow-on offering in May 2026.

Earnings Release 2Q26

Message from the CHAIRMAN AND CEO

Dear Investors,

We delivered strong results in the second quarter of 2026. Despite a soft consumer environment in Mexico, same-store sales (SSS) grew 20.0%, driven by our compelling value proposition, strong brand recognition, and growing customer loyalty. We opened 155 net new stores in the quarter, bringing our total store base to 3,624 units, and added a new distribution center, expanding our logistics footprint to 21 regions.

Our growth remains among the fastest in retail. Total revenue increased 38.7% year over year to Ps. 26,037 million, supported by strong SSS performance and the continued expansion of our store base.

EBITDA, excluding non-cash share-based compensation, increased 43.8% year over year to Ps. 1,575 million. Reported EBITDA was Ps. 960 million, reflecting the impact of non-cash share-based compensation as well as expenses related to our May equity follow-on offering.

We are pleased with our EBITDA growth excluding non-cash share-based compensation. While we do not manage the business to specific EBITDA margin targets, we believe disciplined execution - opening successful stores, strengthening our customer value proposition, and continuously improving operating efficiency – will drive margin expansion over time. This approach is the foundation of durable competitive advantages and long-term shareholder value creation.

Cash flow generation was strong in the quarter, supported by robust revenue growth, healthy operating profitability, and our structurally negative working capital model. As a result, our organic expansion continues to be fully self-funded.

We enter the second half of 2026 with strong momentum. Our results continue to demonstrate the resilience, scalability, and strength of our business model, and we remain confident in our ability to deliver sustained long-term value for our customers, employees, and shareholders.

Thank you for your continued trust and support.

K. Anthony Hatoum, Chairman and Chief Executive Officer

Earnings Release 2Q26

FINANCIAL Results

2Q26 Consolidated Results

(In Ps. Million, except percentages)

	2Q26	As % of Revenue	2Q25	As % of Revenue	Growth (%)	Margin Variation (bps)
Total Revenue	Ps. 26,037	100.0%	Ps. 18,770	100.0%	38.7%	n.m.
Gross Profit	Ps. 4,362	16.8%	Ps. 3,043	16.2%	43.4%	54 bps
Sales Expenses	(Ps. 2,598)	10.0%	(Ps. 1,978)	10.5%	31.4%	(56 bps)
Administrative Expenses	(Ps. 1,428)	5.5%	(Ps. 731)	3.9%	95.3%	159 bps
Other Income – Net	Ps. 16	0.1%	Ps. 59	0.3%	(72.4%)	(25 bps)
EBITDA	Ps. 960	3.7%	Ps. 844	4.5%	13.8%	(81 bps)
Share-based payment expense	Ps. 615	2.4%	Ps. 252	1.3%	143.8%	102 bps
EBITDA ex. SBP	Ps. 1,575	6.1%	Ps. 1,096	5.8%	43.8%	21 bps

Please see the explanation at the end of this release on how EBITDA, a non-IFRS financial measure, is calculated, and for other relevant definitions.

TOTAL Revenue

Total revenue for 2Q26 was Ps. 26,037 million, up 38.7% year-over-year. Most of this growth was driven by sales from stores that have been operating for more than one year, and, to a lesser extent, the incremental sales from 593 net new stores opened in the past twelve months.

GROSS PROFIT and gross profit margin

Gross profit increased 43.4% year-over-year to Ps. 4,362 million in 2Q26, driven by strong sales growth and a 54-bps expansion in gross margin. The margin improvement reflected a stronger commercial margin and lower transportation costs as a percentage of revenue.

Expenses

Sales expenses primarily reflect the cost of operating our stores, including wages and energy. In 2Q26, sales expenses reached Ps. 2,598 million, a 31.4% increase compared to 2Q25. This growth was mainly driven by an increase in the number of stores. As a percentage of total revenue, sales expenses stood at 10.0% in 2Q26, a decline of 56 bps year-over-year, as a result of improved operational leverage across most components of our sales expenses, including labor.

Earnings Release 2Q26

Administrative expenses refer to expenses not directly related to operating our stores, such as headquarters, regional office expenses, and share-based compensation. For 2Q26, administrative expenses totaled Ps. 1,428 million, a 95.3% increase compared to 2Q25. This increase reflected (i) higher non-cash share-based payment expense, including the recognition of the Liquidity Event Plan (LEP) disclosed in February 2024 and granted by the Board of Directors in June 2025, subject to a quarterly vesting schedule (see Appendix 2 of this Earnings Release for additional details); (ii) increased staffing expenses for the new regional operations; (iii) continued investments in human capital and (iv) non-recurring expenses of Ps 37 million related to the equity follow-on offering in May 2026. As a percentage of revenue, administrative expenses increased from 3.9% in 2Q25 to 5.5% in 2Q26. The non-cash share-based compensation is already reflected in our fully diluted share count.

Excluding non-cash share-based payment expense, administrative expenses for 2Q26 amounted to Ps. 813 million, an increase of 69.8% compared to 2Q25. As a percentage of revenue, administrative expenses excluding non-cash share-based payment expense stood at 3.1% in 2Q26, an increase of 57 bps year-over-year.

Please refer to Appendix 2 of this Earnings Release for an updated table summarizing the share-based payment expense plans and related expenses.

Other income – net, which includes, among other items, revenues from non-operative activities such as asset disposals, cost reimbursements, and insurance proceeds, amounted to other income – net of Ps. 16 million in 2Q26, compared to other income – net of Ps. 59 million in 2Q25. Note that in 2Q25 this line reflected a Ps. 40 million non-recurring insurance recovery related to Hurricane Otis. As a percentage of revenue, other income – net decreased by 25 bps year-over-year.

EBITDA and EBITDA Margin

For 2Q26, EBITDA was Ps. 960 million, compared to Ps. 844 million in 2Q25. As previously described, our EBITDA was impacted by the increase in non-cash share-based payment expense.

Excluding non-cash share-based payment expense, EBITDA was Ps. 1,575 million, an increase of 43.8% compared to 2Q25. The EBITDA margin for 2Q26, adjusted to exclude the non-cash share-based compensation, increased by 21 bps to 6.1%.

Please see the last section of this release on how we calculate EBITDA and EBITDA Margin, which are non-IFRS financial measures.

Earnings Release 2Q26

Additional Disclosures

To allow investors to better assess our performance, the Company is providing the following supplementary information:

•
Non-recurring follow-on offering expenses: The Company incurred Ps. 37 million in follow-on related expenses during 2Q26, reflected as administrative expenses.
•
Share-based payment expense (non-cash): Non-cash share-based payment expense totaled Ps. 615 million in 2Q26, compared to Ps. 252 million recorded in 2Q25.

For additional details, please refer to Appendix 2 of this Earnings Release.

•
Building lease payments: The Company leases all except one of its stores and all of its distribution centers. In accordance with IFRS 16, the Company’s lease expenses are capitalized, and are not considered operating expenses. Tiendas 3B’s capitalized lease payments for buildings were Ps. 593 million in 2Q26, versus Ps. 439 million in 2Q25.

FINANCIAL COSTS and NET loss/INCOME

Financial income totaled Ps. 37 million in 2Q26, down from Ps. 52 million in 2Q25. The decrease was primarily driven by lower interest rates and the negative impact from a stronger Mexican peso compared to the U.S. dollar given our net U.S. dollar denominated cash position.

Financial costs were Ps. 483 million for 2Q26, a 27.1% increase compared to 2Q25. This increase was primarily driven by higher interest expense on lease liabilities, reflecting the continued expansion of our stores, distribution center network, and equipment.

The Company recorded a foreign exchange loss of Ps. 85 million in 2Q26, driven by the depreciation of the U.S. dollar against the Mexican peso, which negatively impacted, in Mexican peso terms, the Company’s U.S. dollar-denominated cash position.

Income tax expense reached Ps. 208 million in 2Q26 compared to Ps. 117 million in 2Q25.

As a result, our net loss for 2Q26 was Ps. 386 million, compared to a net loss of Ps. 286 million for 2Q25.

balance sheet and liquidity

As of June 30, 2026, the Company reported local currency cash and cash equivalents of Ps. 1,981 million. In addition, as of June 30, 2026, the Company held $236 million in U.S. dollar-denominated short-term bank deposits. The Company applied an exchange rate of Ps. 17.47 to one U.S. dollar as of June 30, 2026.

Earnings Release 2Q26

cASH fLOW sTATEMENT

(In Ps. Million, except percentages)

	1H26	1H25	Growth (%)
Net cash flows provided by operating activities	Ps.4,285	Ps. 1,955	119.2%
Net cash flows used in investing activities	Ps. (3,080)	(Ps. 1,338)	130.2%
Net cash flows used in financing activities	Ps. (655)	Ps. (923)	(29.0%)
Net increase (decrease) in cash and cash equivalents	Ps. 550	Ps. (306)	n.m.

Our business model continues to generate strong operating cash flow through its structurally negative working capital cycle, supported by growing sales and high inventory turnover relative to supplier payment terms. This cash flow fully funds our expansion, including new stores and distribution centers.

The information provided below summarizes cash flow changes in the first half of 2026:

Net cash flows provided by operating activities increased to Ps. 4,285 million in the first six months of 2026 (“1H26”) from Ps. 1,955 million for the first half of 2025 (“1H25”). Our net working capital continues to be driven by a favorable ratio of Inventory Days to Payable Days.

Net cash flows used in investing activities totaled Ps. 3,080 million for 1H26, compared to Ps. 1,338 million in 1H25. This increase was primarily attributed to the Ps. 1,483 million allocation of the primary proceeds from the equity follow-on into short-term deposits during 2Q26, along with continued investments to expand our store and logistics network.

Net cash flows used in financing activities were Ps. 655 million for 1H26, compared to the cash flows used in 1H25 of Ps. 923 million. The amount for 1H26 reflects the inflows from the primary proceeds from the equity follow-on.

Earnings Release 2Q26

key operating metric

	2Q26	2Q25	Variation (%)
Number of Stores Opened	155	142	9.2%
Number of Distribution Centers	21	16	31.3%
Same Store Sales Growth (%)	20.0%	17.7%	n.m.

In 2Q26, we opened 155 net new stores compared to the 142 net new stores opened in 2Q25. In the last twelve months, the Company opened 593 net new stores, compared to 528 stores in the twelve months ending 2Q25.

Same Store Sales grew by 20.0% for 2Q26, compared to 17.7% for 2Q25.

OTHER RECENT DEVELOPMENTS

Lock-up Expiration. As previously reported, the liquidity lock-up applicable to our Class C common shares expired on August 6, 2026, and, accordingly, all Class C common shares converted automatically into Class A common shares on a one-to-one basis on such date.

Non-IFRS Measures and Other Calculations

For the convenience of investors, this release presents certain non-IFRS financial measures, which are not calculated in accordance with IFRS (“non-IFRS financial measures”). A non-IFRS financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so excluded or included in the most comparable IFRS financial measure. Non-IFRS financial measures do not have standardized meanings and may not be directly comparable to similarly titled measures reported by other companies. These non-IFRS financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. The non-IFRS financial measures presented herein have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations presented in accordance with IFRS. Additionally, our calculations of non-IFRS financial measures may be different from the calculations used by other companies, including our competitors, and therefore, our non-IFRS financial measures may not be comparable to those of other companies.

We calculate “EBITDA”, a non-IFRS measure, as net profit (loss) for the period, plus income tax expense, financial costs, net, and total depreciation and amortization.

We calculate “EBITDA Margin”, a non-IFRS measure, for a period by dividing EBITDA for the corresponding period by total revenue for such period.

Earnings Release 2Q26

Same Store Sales: We measure “Same Store Sales” using revenue from sales of merchandise at stores that were operational for at least the full preceding 12 months for the periods under consideration. Stores that were temporarily closed (for one month or more) or permanently closed during the relevant measurement periods are excluded from this metric. Same Store Sales growth is calculated by comparing the Same Store Sales of stores that were opened and remained open throughout the relevant measurement period.

Lease Payments: Consistent with lease accounting required under IFRS 16, total depreciation and amortization includes the depreciation expense of right-of-use-asset corresponding to long-term leases, which is a non-cash expense. Such amounts, together with the interest expense on lease liabilities, is a proxy for but not equal to the Company’s actual cash expenditure incurred in connection with its leased properties.

Inventory Days: We calculate “Inventory Days” to be the average of beginning and end of period inventory balance, divided by cost of sales for the period and multiplied by the number of days during the period. Inventory Days measures the average number of days we keep inventory on hand before selling the product. This operating metric allows us to track our inventory management policies and observe how quickly we are able to rotate inventory, which is key to our cash conversion cycle.

Payable Days: We calculate “Payable Days” to be the sum of the average of beginning and end of period balance of suppliers and of accounts payable and accrued expenses, divided by cost of sales for the period and multiplied by the number of days during the period. Payable Days measures the average number of days that it takes us to pay suppliers after receiving goods or services. This metric allows us to track the terms of payment policies with suppliers and our ability to finance our operations through agreements with our suppliers.

Earnings Release 2Q26

conference call details

Tiendas 3B will host a call to discuss the second quarter 2026 results on August 13th, 2026, at 12:00 p.m. Eastern Time (10:00 a.m. Mexico City time). A webinar of the call will be accessible at:

https://zoom.us/webinar/register/WN_H7J00JR0SDSW2VhQ3n2KTA

To join via telephone, please dial one of the domestic or international numbers listed below:

Mexico	United States
+52 558 659 6002	+1 312 626 6799 (Chicago)
+52 554 161 4288	+1 346 248 7799 (Houston)
+52 554 169 6926	+1 646 558 8656 (New York)

Other international numbers available: https://us02web.zoom.us/u/knEOJCJkC

The webinar ID is 951 8752 5034

An audio replay from the conference call will be available on the Tiendas 3B website https://www.investorstiendas3b.com after the call.

Earnings Release 2Q26

forward-looking statements

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this release. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Please refer to our annual report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities Exchange Commission (the “SEC”), as well as any subsequent filings made by us with the SEC, each of which is available on the SEC’s website (www.sec.gov), for a more extensive discussion of the risks and other factors that may impact any forward-looking statements in this release. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this release.

About TIENDAS 3B

BBB Foods Inc. (“Tiendas 3B”), a proudly Mexican company, is a pioneer and leader of the grocery hard discount model in Mexico and one of the fastest growing retailers in the country as measured by its sales and store growth rates. The 3B name, which references "Bueno, Bonito y Barato" - a Mexican saying which translates to "Good, Nice and Affordable" - summarizes Tiendas 3B’s mission of offering irresistible value to budget savvy consumers through great quality products at bargain prices. By delivering value to the Mexican consumer, we believe we contribute to the economic well-being of Mexican families. In a landmark achievement, Tiendas 3B was listed on the New York Stock Exchange in February 2024 under the ticker symbol “TBBB”.

For more information, please visit: https://www.investorstiendas3b.com/

Investor Relations Contact

ir@tiendas3b.com

Earnings Release 2Q26

Financial Statements

Consolidated Income Statement

(Unaudited)

For the three months ended June 30, 2026, and June 30, 2025

(In thousands of Mexican pesos)

	For the Three Months Ended June 30
	2026	2025	% Change

Revenue from Sales of Merchandise	Ps. 26,002,293	Ps. 18,743,461	38.7%
Sales of Recyclables	34,999	26,218	33.5%
Total Revenue	26,037,292	18,769,679	38.7%
Cost of Sales	(21,675,036)	(15,726,829)	37.8%
Gross Profit	Ps. 4,362,256	Ps. 3,042,850	43.4%
Gross Profit Margin	16.8%	16.2%
Sales Expenses	(2,598,412)	(1,977,612)	31.4%
Administrative Expenses	(1,427,861)	(730,957)	95.3%
Other Income - Net	16,227	58,812	(72.4%)
Operating Profit	Ps. 352,210	Ps. 393,093	(10.4%)
Operating Profit Margin	1.4%	2.1%
Financial Income	36,928	52,126	(29.2%)
Financial Costs	(482,652)	(379,722)	27.1%
Exchange Rate Fluctuation	(85,315)	(234,322)	(63.6%)
Financial (Costs) Income – Net	(531,039)	(561,918)	(5.5%)
(Loss) Profit Before Income Tax	(Ps. 178,829)	(Ps. 168,825)	5.9%
Income Tax Expense	(207,507)	(117,250)	77.0%
Net (Loss) Profit for the Period	(Ps. 386,336)	(Ps. 286,075)	35.0%
Net (Loss) Profit Margin	(1.5%)	(1.5%)

Weighted Average Common Shares	118,755,982	114,766,805
Basic (Loss) Earnings per Common Share	n.m.	n.m.

EBITDA Reconciliation

Net (Loss) Profit for the Period	(Ps.386,336)	(Ps.286,075)	35.0%
Net (Loss) Profit Margin	(1.5%)	(1.5%)
Income Tax Expense	(207,507)	(117,250)	77.0%
Financial (Costs) Income – Net	(531,039)	(561,918)	(5.5%)
D&A	608,004	450,428	35.0%
EBITDA	Ps. 960,214	Ps. 843,521	13.8%
EBITDA Margin	3.7%	4.5%
Share-Based Payment Expenses	615,212	252,327	143.8%
EBITDA ex. Share-Based Payment Expenses	Ps. 1,575,426	Ps. 1,095,848	43.8%
EBITDA Margin ex. Share-Based Payment Expenses	6.1%	5.8%

Earnings Release 2Q26

Consolidated Income Statement

(Unaudited)

For the six months ended June 30, 2026, and June 30, 2025

(In thousands of Mexican pesos)

	For the Six Months Ended June 30
	2026	2025	% Change

Revenue from Sales of Merchandise	Ps. 48,830,303	Ps. 35,848,958	36.2%
Sales of Recyclables	67,335	52,509	28.2%
Total Revenue	48,897,638	35,901,467	36.2%
Cost of Sales	(40,831,380)	(30,115,082)	35.6%
Gross Profit	Ps. 8,066,258	Ps. 5,786,385	39.4%
Gross Profit Margin	16.5%	16.1%
Sales Expenses	(4,962,697)	(3,740,725)	32.7%
Administrative Expenses	(2,807,037)	(1,436,543)	95.4%
Other Income - Net	37,256	81,391	(54.2%)
Operating Profit	Ps. 333,780	Ps. 690,508	(51.7%)
Operating Profit Margin	0.7%	1.9%
Financial Income	73,012	89,905	(18.8%)
Financial Costs	(939,955)	(698,189)	34.6%
Exchange Rate Fluctuation	(68,959)	(225,507)	(69.4%)
Financial (Costs) Income – Net	(935,902)	(833,791)	12.2%
(Loss) Profit Before Income Tax	(Ps. 602,122)	(Ps. 143,283)	320.2%
Income Tax Expense	(342,473)	(229,771)	49.0%
Net (Loss) Profit for the Period	(Ps. 944,595)	(Ps. 373,054)	153.2%
Net (Loss) Profit Margin	(1.9%)	(1.0%)

Weighted Average Common Shares	118,001,724	114,766,805
Basic (Loss) Earnings per Common Share	n.m.	n.m.

EBITDA Reconciliation

Net (Loss) Profit for the Period	(Ps.944,595)	(Ps.373,054)	153.2%
Net (Loss) Profit Margin	(1.9%)	(1.0%)
Income Tax Expense	(342,473)	(229,771)	49.0%
Financial (Costs) Income – Net	(935,902)	(833,791)	12.2%
D&A	1,180,633	858,124	37.6%
EBITDA	Ps. 1,514,413	Ps. 1,548,632	(2.2%)
EBITDA Margin	3.1%	4.3%
Share-Based Payment Expenses	1,336,717	465,617	187.1%
EBITDA ex. Share-Based Payment Expenses	Ps. 2,851,130	Ps. 2,014,249	41.5%
EBITDA Margin ex. Share-Based Payment Expenses	5.8%	5.6%

Earnings Release 2Q26

Consolidated Balance Sheet

(Unaudited)

As of June 30, 2026, and December 31, 2025

(In thousands of Mexican pesos)

	As of June 30,	As of December 31,
	2026	2025
Current Assets:
Cash and cash equivalents	Ps. 1,981,125	Ps. 1,427,248
Short-term bank deposits	4,128,611	2,711,422
Sundry debtors	270,402	125,033
VAT and other taxes receivable	1,291,596	1,172,101
Advanced payments	170,436	72,927
Inventories	4,223,801	4,217,417
Total Current Assets	Ps. 12,065,971	Ps. 9,726,148
Non-Current Assets:
Guarantee deposits	166,839	109,096
VAT receivable	375,336	333,607
Property, furniture, equipment, and lease-hold improvements - Net	10,759,706	9,348,874
Right-of-use assets - Net	12,511,887	10,305,131
Intangible assets - Net	38,686	27,819
Deferred income tax	897,339	675,504
Total Non-Current Assets	Ps. 24,749,793	Ps. 20,800,031
Total Assets	Ps. 36,815,764	Ps. 30,526,179

Current Liabilities:
Suppliers	13,252,362	11,428,037
Accounts payable and accrued expenses	929,226	536,792
Income tax payable	185,916	41,624
Bonus payable to related parties	158,538	102,988
Short-term debt	1,550,688	2,107,044
Lease liabilities	1,405,420	1,118,382
Employees’ statutory profit sharing payable	275,674	267,423
Total Current Liabilities	Ps. 17,757,824	Ps. 15,602,290
Non-Current Liabilities:
Long-term debt	254,071	141,907
Lease liabilities	12,711,124	10,612,062
Employee benefits	88,335	44,487
Total Non-Current Liabilities	Ps. 13,053,530	Ps. 10,798,456
Total Liabilities	Ps. 30,811,354	Ps. 26,400,746

Stockholders' Equity:
Capital stock	11,733,128	9,325,356
Reserve for share-based payments	3,678,857	3,263,057
Cumulative losses	(9,407,575)	(8,462,980)
Total Stockholders’ Equity	Ps. 6,004,410	Ps. 4,125,433
Total Liabilities and Stockholders’ Equity	Ps. 36,815,764	Ps. 30,526,179

Earnings Release 2Q26

Cash Flow Statement

(Unaudited)

For the three months ended June 30, 2026, and June 30, 2025

(In thousands of Mexican pesos)

	For the Three Months Ended June 30,
	2026	2025

(Loss) profit before income tax	(Ps. 178,829)	(Ps. 168,825)
Adjustments for:
Depreciation of property, furniture, equipment, and lease-hold improvements	282,864	202,236
Depreciation of right-of-use assets	323,436	247,405
Amortization of intangible assets	1,704	787
Defined costs on employee benefits	3,923	2,982
Interest expense on lease liabilities	464,034	369,079
Interest on debt and bonus payable, and amortization of issuance costs	12,929	8,212
Financial income	(36,928)	(52,126)
Interests and commissions from credit lines	4,713	2,432
Loss on disposal of property, furniture, equipment, and lease-hold improvements	-	13,778
Exchange rate fluctuation	85,315	234,322
Share-based payment expense	615,212	252,327

Increase in inventories	(103,456)	(163,058)
Increase in other current assets and guarantee deposits	(295,693)	(344,969)
Increase in suppliers	1,173,644	368,668
Increase in other current liabilities	154,795	(29,776)
Increase in Employees’ benefits	18,000	-
Increase (decrease) on bonus payable to related parties	26,761	(3,753)
Income taxes paid	(227,695)	(179,400)
Net cash flows provided by operating activities	Ps. 2,324,729	Ps. 760,321

Purchase of property, furniture, equipment, and lease-hold improvements	(934,827)	(876,808)
Sale of property and equipment	107	1,770
Additions to intangible assets	(6,859)	(3,222)
Short-term bank deposits	(1,482,851)	949
Interest earned on short-term investments and other	27,874	50,111
Net cash flows used in investing activities	(Ps. 2,396,556)	(Ps. 827,200)

Payments made on supplier finance arrangements-net of commissions received	(2,299,251)	(1,301,446)
Finance obtained through supplier finance arrangements	2,360,478	1,412,327
Proceeds (payment) from credit lines	(46,721)	120,000
Payment of debt	(68,666)	(44,698)
Interest payment on debt	(17,642)	(10,644)
Proceeds from primary share offering, net	1,486,855	-
Principal payments on lease liabilities	(243,978)	(164,314)
Interest payments on leases	(464,034)	(369,079)
Net cash flows used in financing activities	Ps. 707,041	(Ps. 357,854)

Net increase (decrease) in cash and cash equivalents	635,214	(424,733)
Effect of foreign exchange movements on cash balances	2,392	(21,281)
Cash and cash equivalents at beginning of period	1,343,519	1,567,305
Cash and cash equivalents at end of period	Ps. 1,981,125	Ps. 1,121,291

Earnings Release 2Q26

Cash Flow Statement

(Unaudited)

For the six months ended June 30, 2026, and June 30, 2025

(In thousands of Mexican pesos)

	For the Six Months Ended June 30,
	2026	2025

(Loss) profit before income tax	(Ps. 602,122)	(Ps. 143,283)
Adjustments for:
Depreciation of property, furniture, equipment, and lease-hold improvements	542,812	388,457
Depreciation of right-of-use assets	634,733	468,333
Amortization of intangible assets	3,088	1,334
Defined costs on employee benefits	7,846	5,965
Interest expense on lease liabilities	891,666	674,518
Interest on debt and bonus payable, and amortization of issuance costs	22,254	16,035
Financial income	(73,012)	(89,905)
Interests and commissions from credit lines	24,084	7,636
Loss on disposal of property, furniture, equipment, and lease-hold improvements	-	13,778
Exchange rate fluctuation	68,959	225,507
Share-based payment expense	1,336,717	465,617

Increase in inventories	(6,384)	(71,592)
Increase in other current assets and guarantee deposits	(462,004)	(557,420)
Increase in suppliers	1,824,316	815,683
Increase in other current liabilities	400,905	59,675
Increase in Employees’ benefits	36,000	-
Increase (decrease) on bonus payable to related parties	55,550	10,790
Income taxes paid	(420,015)	(335,959)
Net cash flows provided by operating activities	Ps. 4,285,393	Ps. 1,955,169

Purchase of property, furniture, equipment, and lease-hold improvements	(1,641,401)	(1,418,061)
Sale of property and equipment	185	1,940
Additions to intangible assets	(13,956)	(10,474)
Short-term bank deposits	(1,482,851)	2,911
Interest earned on short-term investments and other	58,263	86,055
Net cash flows used in investing activities	(Ps. 3,079,760)	(Ps. 1,337,629)

Payments made on supplier finance arrangements-net of commissions received	(4,139,777)	(2,425,445)
Finance obtained through supplier finance arrangements	4,354,953	2,596,957
Proceeds (payment) from credit lines	(844,791)	(955)
Payment of debt	(119,259)	(87,299)
Interest payment on debt	(46,338)	(23,672)
Proceeds from primary share offering, net	1,486,855	-
Principal payments on lease liabilities	(455,388)	(308,436)
Interest payments on leases	(891,666)	(674,518)
Net cash flows used in financing activities	(Ps. 655,411)	(Ps. 923,368)

Net increase (decrease) in cash and cash equivalents	550,222	(305,828)
Effect of foreign exchange movements on cash balances	3,655	(20,047)
Cash and cash equivalents at beginning of period	1,427,248	1,447,166
Cash and cash equivalents at end of period	Ps. 1,981,125	Ps. 1,121,291

Earnings Release 2Q26

Appendix 1: Fully Diluted Shares Illustrative Calculation

To further improve investor’s understanding of our capital structure, we are providing below an illustrative calculation of our fully diluted share count as of June 30, 2026, inclusive of Class A common shares and Class C common shares subject to vested and unvested stock options, restricted stock units, and Class C common shares under the Liquidity Event Plan and the Bolton Partners Share Allocation. We calculate our fully diluted common shares outstanding by assuming the “net settlement” of all our outstanding options at their weighted average strike price.

The illustrative example below assumes:

•
Price per Class A common share: US$35.00
•
Weighted average exercise price of US$5.73 per Class C common share subject to options granted under our Legacy Plan
•
Weighted average exercise price of $32.91 per Class A common share subject to options granted under our Post-IPO Equity Incentive Plan
•
All outstanding options are vested as of the date hereof, for illustrative purposes only

Illustrative Fully Diluted Share Count
Share Count	As of June 30, 2026
Class A common shares (publicly traded and registered) (1)	77,938,244
Class B common shares (high-vote shares)	5,210,000
Class C common shares (2)	38,039,530
Common Shares Outstanding	121,187,774
Liquidity Event Plan Class C common shares (3)	4,374,993
Bolton Partners Class C Share Allocation	4,224,960
Class C Common Shares Subject to Vesting or Delayed Delivery	8,599,953
Total Common Shares	129,787,727
Net Shares subject to Equity-Based Compensation Plans(4)	32,259,957
Fully Diluted Share Count	162,047,684

(1)
Includes 590,000 vested RSUs from the Post-IPO Equity Incentive Plan.
(2)
Includes 3,125,007 vested Class C common shares from the Liquidity Event. Plan
(3)
As of June 30, 2026, 3,125,007 of the Liquidity Event Plan Class C common shares had vested.
(4)
See the illustrative calculation below for how this figure is calculated. Assumes the net exercise at their weighted average strike price of all options granted under our Legacy Plan, all options granted under our Post-IPO Equity Incentive Plan and all restricted stock units granted under our Post-IPO Equity Incentive Plan.

Weighted-average strike price

Earnings Release 2Q26

	Common Shares issuable upon exercise				Net Shares(1) (2)
Legacy Plan	37,640,312	X	(US$35.00 - US$5.73)	=	31,480,088
			US$35.00
Post-IPO Equity Incentive Plan Options	4,082,500	X	(US$35.00 - US$32.91)	=	244,205
			US$35.00
Post-IPO Equity Incentive Plan RSUs	535,664		=		535,664
Net Shares subject to Equity-Based Compensation Plans					32,259,957

(1)
Net share numbers have been rounded down to the nearest whole share.
(2)
For illustrative purposes we are assuming all options are exercised into Class A common shares but note that options under our Legacy Plan are exercisable for Class C common shares. All our Class C common shares are subject to a liquidity lock-up that expires on August 6, 2026 (subject to exceptions).

The example above is provided for illustrative purposes only. The number of common shares outstanding would change if the strike price of the specific option being exercised were higher or lower than the weighted average strike price assumed for this exercise and/or if the market price for our Class A common shares was higher or lower at the time of exercise than the assumed price.

Earnings Release 2Q26

Appendix 2: Share-Based Payment Expense

The tables and explanatory text below provide a breakdown of the expenses associated with stock options and restricted shares granted under the Legacy Plan, the Post-IPO Equity Incentive Plan, and the Liquidity Event Plan.

All our share-based compensation plans were previously fully disclosed in our offering documents and public filings, including in our annual report on Form 20-F for the year ended December 31, 2025, for the year ended December 31, 2024 and for the year ended December 31, 2023 filed with the U.S. Securities Exchange Commission (the “SEC”), each of which is available on the SEC’s website (www.sec.gov) and on our investor relations website.

The previously disclosed Liquidity Event Plan in the aggregate amount of 7.5 million Class C common shares was subject to formal assignment and delivery. On June 24, 2025, Tiendas 3B formally granted the 7.5 million Class C common shares to the Liquidity Event Plan participants. Our board of directors also determined it was in the best interest of the Company primarily in relation to talent retention to subject the award to quarterly vesting over a three-year period. The corresponding expense will be recognized during such three-year period beginning in the third quarter of 2025 using a graded vesting model (accelerated expense recognition) with a corresponding increase to equity.

Under IFRS, the cost of this award is recognized as a non-cash expense in the profit and loss statement, even though the award is equity-settled. The fair value of the grant is determined at the grant date, and for awards with vesting conditions, the expense is recognized over the applicable vesting period. To improve investors’ understanding of how we recognize the non-cash expenses associated with each of our share-based payment arrangements, we are including below our current expectations for non-cash share-based payment expenses per program from 2025 until 2028. We note however, that these figures may vary slightly from initial estimates due to the actual vesting of the awards.

It is important to note that the formal grant of these awards and vesting schedule does not result in any additional dilution beyond what was previously disclosed and is already reflected in our fully diluted share count, discussed in Appendix 1. Additionally, the estimated share-based payment expense reflected in the table below only considers awards granted as of today. The Company may grant additional awards under the 2024 Equity Incentive Plan as administered by the Company’s compensation committee (or such other committee of our board of directors to which it has properly delegated power, or if no such committee or subcommittee exists, our board of directors).

Projected Share-Based Payment Non-Cash Expense(1)

(In Ps. Million)

	Projected
Breakdown	3Q26E	4Q26E	FY26E	FY27E	FY28E	FY29E
Legacy Plan	57	57	219	115	45	-
Post-IPO Equity Incentive Plan - Options	134	134	530	278	142	50
Post-IPO Equity Incentive Plan - RSUs	63	63	252	17	-	-
Total	255	255	1,001	411	187	50
Liquidity Event Plan Shares	298	235	1,378	470	28	-
Total	553	489	2,379	881	215	50
(1)
Expense is recognized on a non-linear basis using a graded vesting method, being higher at the start of the period and decreasing over time.

SIGNATURE

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2026

BBB Foods Inc.

By:	/s/ Eduardo Pizzuto
	Name:	Eduardo Pizzuto
	Title:	Chief Financial Officer